Exhibit 99.1

AirMedia Announces Unaudited Third Quarter 2014 Financial Results

Beijing, China – November 17, 2014 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•	Total revenues decreased by 8.9% year-over-year to US$62.9 million.

•	Net revenues decreased by 8.6% year-over-year to US$62.2 million.

•	Net loss attributable to AirMedia’s shareholders was US$5.5 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.10.

•	Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$2.4 million.

“Although the third quarter results were less than satisfactory, we strongly believe it was temporary and the Company will have a brilliant future. We are in the process of adopting various measures to bring the Company back to profits, which we expect to have substantial positive impact on our earnings in early next year. These measures are expected to include, for instance, a decrease in our concession fees with certain airports through negotiation, upgrade of some of our media resources to better media formats, and spinoff of certain unprofitable product lines. Some of our product lines, such as mega-size LED screens, stand-alone digital frames and traditional media in airports, have been generating good profits. We expect the spinoff of the unprofitable product lines to improve our overall financial performance,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“We continued to increase our market share of on-train Wi-Fi business. With the new concession rights contract we recently obtained for Wi-Fi operation on high speed trains including D-prefaced bullet trains operated by Shanghai Railway Bureau and on ordinary speed trains operated by Xinjiang Railway Bureau, we already have a leading position in the on-train Wi-Fi business,” continued Mr. Guo. “We believe in-flight Wi-Fi and on-train Wi-Fi are precious Wi-Fi gateways that Internet and mobile Internet companies are eager to gain access to. We endeavor to seek partnership with world class Internet giants to leverage and monetize our Wi-Fi access. We expect such partnership to bring us investment, technology and operation experience.”

“We continued to expand our nationwide network of mega-size LED screens in the third quarter with additions in Tianjin, Sanya, Nanning, and Qingdao airports, which increased the number of airports we have mega-size LED screens in operation to 16 airports,” continued Mr. Guo.

“Although our total revenues were flat compared with the previous quarter, our main business continued to its sequential growth in the third quarter. There were US$2.8 million revenues from film distribution in the second quarter 2014, which tend to fluctuate in a wide range from quarter to quarter and may complicate a correct reading of our quarter-over-quarter comparison. Our third quarter revenues from the rest of our business continued to grow steadily quarter-over-quarter,” commented Mr. Richard Wu, AirMedia’s chief financial officer.

Third Quarter 2014 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended September 30, 2014	% of Total Revenues	Quarter Ended June 30, 2014	% of Total Revenues	Quarter Ended September 30, 2013	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	57,779	91.9%	54,320	87.6%	63,315	91.7%	-8.7%	6.4%
Digital frames in airports	33,971	54.0%	32,006	51.6%	39,308	56.9%	-13.6%	6.1%
Digital TV screens in airports	3,866	6.1%	2,431	3.9%	3,604	5.2%	7.3%	59.0%
Digital TV screens on airplanes	4,604	7.3%	3,470	5.6%	4,436	6.4%	3.8%	32.7%
Traditional media in airports	13,942	22.2%	14,348	23.1%	13,257	19.2%	5.2%	-2.8%
Other revenues in air travel	1,396	2.3%	2,065	3.4%	2,710	4.0%	-48.5%	-32.4%
Gas Station Media Network	2,636	4.2%	2,877	4.6%	3,281	4.8%	-19.7%	-8.4%
Other Media	2,449	3.9%	4,865	7.8%	2,447	3.5%	0.1%	-49.7%

Total revenues	62,864	100.0%	62,062	100.0%	69,043	100.0%	-8.9%	1.3%

Net revenues	62,207		61,480		68,067		-8.6%	1.2%

Total revenues for the third quarter of 2014 were US$62.9 million, which represented a year-over-year decrease of 8.9% from US$69.0 million in the same period one year ago and a quarter-over-quarter increase of 1.3% from US$62.1 million in the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from digital frames in airports, other revenues in air travel, gas station media network and other media.

Revenues from digital frames in airports

Revenues from digital frames in airports for the third quarter of 2014 decreased by 13.6% year-over-year and increased by 6.1% quarter-over-quarter to US$34.0 million. The year-over-year decrease was primarily due to a soft demand in advertising market. The quarter-over-quarter increase was primarily due to a seasonally strong quarter in the third quarter and the Company’s continued sales efforts.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the third quarter of 2014 increased by 7.3% year-over-year and by 59.0% quarter-over-quarter to US$3.9 million. The year-over-year and quarter-over-quarter increases were primarily due to the Company’s continued sales efforts.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the third quarter of 2014 increased by 3.8% year-over-year and by 32.7% quarter-over-quarter to US$4.6 million. The year-over-year increase in revenues from digital TV screens on airplanes was primarily due to the increase in revenues from digital TV screens on Air China’s airplanes, which resumed operations on August 1, 2013 and had a full quarter operation in the third quarter 2014. The quarter-over-quarter increase in revenues from digital TV screens on airplanes was primarily due to a seasonally strong quarter in the third quarter and the Company’s continued sales efforts.

Revenues from traditional media in airports

Revenues from traditional media in airports for the third quarter of 2014 increased by 5.2% year-over-year and decreased by 2.8% quarter-over-quarter to US$13.9 million. The year-over-year increase was primarily due to the Company’s continued sales efforts.

Revenues from the gas station media network

Revenues from the gas station media network for the third quarter of 2014 decreased by 19.7% year-over-year and by 8.4% quarter-over-quarter to US$2.6 million. The year-over-year and quarter-over-quarter decreases were primarily due to the ongoing restoration of some LED screens with mechanical malfunctions to proper function in the third quarter.

AirMedia’s LED screens in gas stations change pictures every 10 seconds and rotate in 3-minute cycles, which provides 18 time slots per cycle available for sale. As of November 16, 2014, AirMedia operated LED screens in 562 gas stations in 15 cities, compared to 490 gas stations in 12 cities as of August 17, 2014.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media, as well as revenues from the Company’s new business of film distribution. Revenues from other media for the third quarter of 2014 remained relatively unchanged year-over-year and decreased by 49.7% quarter-over-quarter to US$2.4 million. The quarter-over-quarter decrease was due to the high revenues from film distribution of US$2.8 million in the second quarter of 2014 as a result of distribution of several films.

Net revenues

Net revenues for the third quarter of 2014 reached US$62.2 million, which represented a year-over-year decrease of 8.6% from US$68.1 million in the same period one year ago and a quarter-over-quarter increase of 1.2% from US$61.5 million in the previous quarter.

Cost of Revenues

Cost of revenues for the third quarter of 2014 was US$59.9 million, which largely remained flat from the same period one year ago and represented a quarter-over-quarter increase of 5.4% from US$56.8 million in the previous quarter. The quarter-over-quarter increase was primarily due to higher concession fees, higher agency fees for third-party advertising agencies and higher depreciation in the third quarter of 2014. Cost of revenues as a percentage of net revenues in the third quarter of 2014 was 96.3%, up from 87.4% in the same period one year ago and up from 92.5% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoor media in its gas stations and to other media resources owners for placing unipole signs and other outdoor media.

Concession fees for the third quarter of 2014 increased by 3.1% year-over-year and by 3.6% quarter-over-quarter to US$44.1 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the quarter. Concession fees as a percentage of net revenues in the third quarter of 2014 was 70.9%, increasing from 62.8% in the same period one year ago and increasing from 69.2% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the decrease in net revenues and the increase in concession fees. The quarter-over-quarter increase of concession fees as a percentage of net revenues was primarily due to the increase in concession fees.

Gross Profit

Gross profit for the third quarter of 2014 decreased by 73.4% year-over-year and by 50.9% quarter-over-quarter to US$2.3 million.

Gross profit as a percentage of net revenues for the third quarter of 2014 was 3.7%, compared to 12.6% in the same period one year ago and 7.5% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the decrease in net revenues. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was primarily due to the increase in cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended September 30, 2014	% of Net Revenues	Quarter Ended June 30, 2014	% of Net Revenues	Quarter Ended September 30, 2013	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	6,022	9.7%	7,528	12.2%	5,600	8.2%	7.5%	-20.0%
General and administrative expenses	5,628	9.0%	6,663	10.8%	6,565	9.6%	-14.3%	-15.5%

Total operating expenses	11,650	18.7%	14,191	23.0%	12,165	17.8%	-4.2%	-17.9%

Total operating expenses for the third quarter of 2014 were US$11.7 million, representing a year-over-year decrease of 4.2% from US$12.2 million in the same period one year ago and a quarter-over-quarter decrease of 17.9% from US$14.2 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the third quarter of 2014 were US$92,000, compared to US$269,000 in the same period one year ago and US$934,000 in the previous quarter. The year-over-year decrease was primarily due to the fact most stock options except for some newly granted ones on June 1, 2014 and August 1, 2014, had fully vested. The quarter-over-quarter decrease was primarily due to the fact that in the second quarter of 2014 the dates of expiration for certain stock options were extended to July 11, 2016.

Selling and marketing expenses for the third quarter of 2014 were US$6.0 million. This represented a year-over-year increase of 7.5% from US$5.6 million in the same period one year ago and a quarter-over-quarter decrease of 20.0% from US$7.5 million in the previous quarter. The year-over-year increase was primarily due to higher salaries related to new business initiatives, higher marketing expenses, and higher office and utility expenses. The quarter-over-quarter decrease was primarily due to lower marketing expenses as compared with the previous quarter.

General and administrative expenses for the third quarter of 2014 were US$5.6 million, including share-based compensation expenses of US$92,000. This represented a year-over-year decrease of 14.3% from US$6.6 million in the same period one year ago and a quarter-over-quarter decrease of 15.5% from US$6.7 million in the previous quarter. The year-over-year and quarter-over-quarter decreases were primarily due to lower professional fees, lower share-based compensation expenses and lower bad-debt provisions.

Loss from Operations

Loss from operations for the third quarter of 2014 was US$9.4 million, compared to loss from operations of US$3.6 million in the same period one year ago and loss from operations of US$9.6 million in the previous quarter. Loss from operations as a percentage of net revenues for the third quarter of 2014 was negative 15.1%, compared to negative 5.3% in the same period one year ago and negative 15.5% in the previous quarter.

Income Tax Benefits/Expenses

Income tax benefits for the third quarter of 2014 were US$597,000, compared to income tax expenses of US$2.2 million in the same period one year ago and income tax benefits of US$2.1 million in the previous quarter.

Net Loss Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the third quarter of 2014 was US$5.5 million, compared to net loss attributable to AirMedia’s shareholders of US$3.5 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$5.4 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2014 was US$0.10, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2014 was US$0.10, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the previous quarter.

Adjusted EBITDA Attributable to AirMedia’s Shareholders

Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$2.4 million, compared to adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of US$4.0 million in the same period one year ago and adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of a loss of US$3.7 million in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Loss to Adjusted EBITDA” for a reconciliation of net loss under U.S. GAAP to adjusted EBITDA (non-GAAP).

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$101.4 million as of September 30, 2014, compared to US$113.0 million as of December 31, 2013.

Other Recent Developments

On November 1, 2014, AirMedia commenced operations of a mega-size LED screen above security check areas at Qingdao Jiaodong International Airport.

On October 17, 2014, AirMedia started to sell advertisement slots on a mega-size LED screen above security check areas at Nanning Wuxu International Airport.

On September 25, 2014, AirMedia commenced operations of eight mega-size LED screens above security check areas at Sanya Phoenix International Airport.

In September 2014, AirMedia participated in the capital injection of Sinopec Marketing Co., Ltd. as a strategic investor.

In the third quarter 2014, AirMedia obtained concession rights to exclusively install and operate Wi-Fi system on high speed trains including D-prefaced bullet trains operated by Shanghai Railway Bureau.

In the third quarter 2014, AirMedia obtained concession rights to exclusively install and operate Wi-Fi system on ordinary speed trains operated by Xinjiang Railway Bureau.

On August 29, 2014, AirMedia commenced operations of a mega-size LED screen above security check areas, 39 stand-alone digital frames and 43 sets of digital TV screens at Terminal 2 of Tianjin Binhai International Airport.

Business Outlook

AirMedia currently expects its net revenues for the fourth quarter of 2014 to range from US$66.0 million to US$68.0 million, representing a year-over-year decrease of 14.5% to a year-over-year decrease of 11.9% from the same period in 2013 and a quarter-over-quarter increase of 6.1% to a quarter-over-quarter increase of 9.3% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$47.0 million in the fourth quarter of 2014, representing a quarter-over-quarter increase of 6.6% from the previous quarter, primarily due to new concession rights contract entered into during the quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended September 30, 2014		Quarter Ended June 30, 2014		Quarter Ended September 30, 2013		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		26		31		37	-29.7%	-16.1%
Number of time slots available for sale (2)		43,984		39,914		36,581	20.2%	10.2%
Number of time slots sold (3)		12,991		10,954		15,157	-14.3%	18.6%
Utilization rate (4)		29.5%		27.4%		41.4%	-11.9%	2.1%
Average advertising revenue per time slot sold (5)	US$	2,615	US$	2,922	US$	2,593	0.8%	-10.5%

Digital TV screens in airports
Number of airports in operation		26		30		33	-21.2%	-13.3%
Number of time slots available for sale (1)		16,823		16,640		16,640	1.1%	1.1%
Number of time slots sold (3)		7,147		5,440		4,268	67.5%	31.4%
Utilization rate (4)		42.5%		32.7%		25.6%	16.9%	9.8%
Average advertising revenue per time slot sold (5)	US$	541	US$	447	US$	844	-35.9%	21.0%

Digital TV screens on airplanes
Number of airlines in operation		7		7		7	0.0%	0.0%
Number of time slots available for sale (1)		409		405		371	10.2%	1.0%
Number of time slots sold (3)		153		118		153	0.0%	29.7%
Utilization rate (4)		37.4%		29.1%		41.2%	-3.8%	8.3%
Average advertising revenue per time slot sold (5)	US$	30,092	US$	29,407	US$	28,993	3.8%	2.3%

Traditional Media in airports
Numbers of locations available for sale (6)		981		981		951	3.2%	0.0%
Numbers of locations sold (7)		476		526		560	-15.0%	-9.5%
Utilization rate (8)		48.5%		53.6%		58.9%	-10.4%	-5.1%
Average advertising revenue per location sold (9)	US$	29,290	US$	27,278	US$	23,673	23.7%	7.4%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.

(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the third quarter 2014 earnings at 8:00 PM U.S. Eastern Time on November 17, 2014 (5:00 PM U.S. Pacific Time on November 17, 2014; 9:00 AM Beijing/Hong Kong time on November 18, 2014). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 800 742 9301

Hong Kong: +852 800 906 648

International: +61 283 733 610

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on November 17, 2014 and 11:59 p.m. on November 24, 2014, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +61 2 8199 0299

Pass code: 31870715

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. EBITDA is being used as a non-GAAP measurement in evaluating the operating performance. EBITDA consists of net (loss)/income attributable to AirMedia Group Inc.’s shareholders before interest income, interest expense (if any), income tax expense/(benefit), depreciation, and amortization of acquired intangible assets.

Adjusted EBITDA represents EBITDA adjusted for share-based compensation. Our management believes that the use of Adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent.

EBITDA is used by AirMedia’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that EBITDA measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the EBITDA measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 26 major airports and digital TV screens in 26 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	September 30, 2014	December 31, 2013
ASSETS:
Current assets:
Cash	73,917	59,652
Restricted cash	13,599	10,366
Short-term investments	13,930	42,949
Accounts receivable, net	95,920	107,529
Notes receivable	2,936	1,901
Prepaid concession fees	28,342	29,307
Amount due from related party	4,398	187
Other current assets	24,058	20,437
Deferred tax assets - current	3,204	2,776

Total current assets	260,304	275,104

Prepaid property and equipment costs	47,616	49,415
Property and equipment, net	50,170	36,084
Long-term deposits	19,335	20,497
Deferred tax assets - non-current	14,774	11,755
Long-term investments	8,582	7,829
Intangible assets, net	888	1,446
Other non-current assets	6,590	661

Total assets	408,259	402,791

LIABILITIES AND EQUITY:
Current liabilities:
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and nil as of December 31, 2013 and September 30, 2014, respectively)	3,000	—
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $75,182 and $86,815 as of December 31, 2013 and September 30, 2014, respectively)	93,197	81,157
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,016 and $9,616 as of December 31, 2013 and September 30, 2014, respectively)	11,283	10,883
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $17,374 and $13,689 as of December 31 2013 and September 30, 2014, respectively)	13,696	17,380
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $455 and $853 as of December 31, 2013 and September 30, 2014, respectively)	853	1,667

Total current liabilities	122,029	111,087

Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and $1,271 as of December 31, 2013 and September 30, 2014, respectively)	1,271	—
Deferred tax liability - non-current (including deffered tax liability- non-current of the consolidated variable interest entities variable interest entities without recourse to AirMedia Group Inc. $361 and $222 as of December 31, 2013 and September 30, 2014, respectively)	222	361

Total liabilities	123,522	111,448

Equity
Ordinary shares	128	128
Additional paid-in capital	323,076	313,912
Treasury stock	(9,724)	(9,860)
Statutory reserves	10,968	10,968
Accumulated deficits	(98,902)	(84,411)
Accumulated other comprehensive income	36,506	40,229

Total AirMedia Group Inc.’s shareholders’ equity	262,052	270,966

Noncontrolling interests	22,685	20,377

Total equity	284,737	291,343

Total liabilities and equity	408,259	402,791

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Revenues	62,864	62,062	69,043
Business tax and other sales tax	(657)	(582)	(976)

Net revenues	62,207	61,480	68,067
Cost of revenues	59,931	56,847	59,523

Gross profit	2,276	4,633	8,544
Operating expenses:
Selling and marketing *	6,022	7,528	5,600
General and administrative *	5,628	6,663	6,565

Total operating expenses	11,650	14,191	12,165

Loss from operations	(9,374)	(9,558)	(3,621)
Interest income, net	298	439	347
Other income, net	834	607	1,603

Loss before income taxes	(8,242)	(8,512)	(1,671)
Income tax benefits/(expenses)	597	2,083	(2,171)

Net loss before net income of equity method investments	(7,645)	(6,429)	(3,842)
Net (loss)/income of equity method investments	(36)	57	(68)

Net loss	(7,681)	(6,372)	(3,910)

Less: Net loss attributable to noncontrolling interests	(2,143)	(928)	(375)

Net loss attributable to AirMedia Group Inc.’s shareholders	(5,538)	(5,444)	(3,535)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.05)	(0.05)	(0.03)
Diluted	(0.05)	(0.05)	(0.03)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.10)	(0.10)	(0.06)
Diluted	(0.10)	(0.10)	(0.06)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	119,247,547	119,221,372	119,683,926
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted	119,247,547	119,221,372	119,683,926
* Share-based compensation charges included are as follow:
Selling and marketing	—	144	—
General and administrative	92	790	269

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net loss	(7,681)	(6,372)	(3,910)
Other comprehensive income (loss)	3,045	589	742

Comprehensive loss	(4,636)	(5,783)	(3,168)
Less: comprehensive (loss) income attributable to the noncontrolling interest	(1,898)	(877)	(374)

Comprehensive loss attributable to AirMedia Group Inc.’s shareholders	(2,738)	(4,906)	(2,794)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP ADJUSTED EBITDA

(In U.S. dollars in thousands)

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net loss attributable to AirMedia Group Inc.’s shareholders (GAAP)	(5,538)	(5,444)	(3,535)
Interest income, net	(298)	(439)	(347)
Income tax expense/(benefit)	(597)	(2,083)	2,171
Depreciation	3,876	3,092	5,238
Amortization of acquired intangible assets	72	229	210

EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(2,485)	(4,645)	3,737

Share-based compensation	92	934	269

Adjusted EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(2,393)	(3,711)	4,006